Exhibit 99.1

Envigado, February 16, 2024

BOARD OF DIRECTORS DECISIONS

(“OTHER EVENTS”)

Almacenes Éxito S.A. (the “Company”) informs its shareholders and the market in general, that the Board of Directors made the following decisions:

1.	To call the ordinary General Shareholders’ Assembly to be held in person, modifying its date from Thursday, March 14, 2024, to Thursday, March 21, 2024. The time, that is, 9:00 a.m. and the place, the administrative headquarters of the Company, located in the municipality of Envigado, Antioquia, are kept.

2.	Pursuant to the provisions of External Circular 29 of 2014 and in the same terms of the approval granted last February 9, ordered the adoption of measures to ensure equitable treatment to all shareholders of the Company and encourage their participation in the ordinary meeting of the General Shareholders’ Assembly to be held in person on March 21, 2024.

To facilitate informed decision-making by shareholders, the proposals and documents to be submitted for approval at the General Shareholders’ Assembly will be made available on the corporate website https://www.grupoexito.com.co/en by February 20 at the latest.